
GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700


05008059

29 April 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

Dear Sirs,

GKN plc
- **Transactions in own shares**

For your information I enclose copies of the above announcements.

Yours faithfully,

Sandie De Ritter

Enc

5/19

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 28 April 2005 it purchased 900,000 of its ordinary shares at a price of 228.92p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 18,375,000 of its ordinary shares in Treasury and has a total of 720,505,689 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
28 April 2005

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 27 April 2005 it purchased 450,000 of its ordinary shares at a price of 232.56p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 17,475,000 of its ordinary shares in Treasury and has a total of 721,405,689 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
27 April 2005